EXHIBIT 12

Alcoa and subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratio)

Nine months ended September 30,	2013
Earnings:
Income before income taxes	$182
Noncontrolling interests’ share of earnings of majority-owned subsidiaries without fixed charges	—
Equity income	(28)
Fixed charges added to earnings	371
Distributed income of less than 50 percent-owned persons	68
Amortization of capitalized interest:
Consolidated	34
Proportionate share of 50 percent-owned persons	—

Total earnings	$627

Fixed Charges:

Interest expense:
Consolidated	$341
Proportionate share of 50 percent-owned persons	—

$341

Amount representative of the interest factor in rents:
Consolidated	$30
Proportionate share of 50 percent-owned persons	—

$30

Fixed charges added to earnings	$371

Interest capitalized:
Consolidated	$75
Proportionate share of 50 percent-owned persons	—

$75

Preferred stock dividend requirements of majority-owned subsidiaries	—

Total fixed charges	$446

Ratio of earnings to fixed charges	1.4